File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]       Form 40-F  [   ].

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]                     No  [X].

     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___________ . ]

MACRONIX INTERNATIONAL CO., LTD. For the month of April 2003
MACRONIX INTERNATIONAL CO., LTD. For the month of April 2003
MACRONIX INTERNATIONAL CO., LTD. For the month of April 2003
MXIC Reports First Quarter 2003 Financial Results

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2003.

     Sales volume (NT$ : Thousand)

Time	Item	2003	2002	Changes	(%)

March	Invoice amount	1,138,045	1,342,984	-204,939	-15.26%
March	Net Sales	1,101,177	1,205,931	-104,754	-8.69%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	Aril 2003 end	March 2003 end	Limit of lending

MXIC	0	0	21,654,634
MXIC’s subsidiaries	1,122,170	1,122,170	21,654,634

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	Aril	Bal. As of period end

MXIC	13,534,147	0	3,742,890
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,624,400
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	137	Underlying assets/liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	-3	Realized profit (loss)	0

Financial instruments : 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of April 2003.

     The trading of directors, supervisors, executive officers and 10% shareholders : None.

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders :

		Number of common		Accumulated
		shares pledged as of		number of pledged
Title	Name	April 30, 2003	Date of pledged	common shares

Executive Director and President	Miin Wu	1,600,000	2003/04/10	13,120,000

     Outstanding units and shares of ADR :

Outstanding of units	Outstanding of shares	Outstanding of units on	Outstanding of shares
on March 31, 2003	on March 31, 2003	April 30, 2003	on April 30, 2003

1,654,310.3	16,543,103	1,613,539.3	16,135,393.0

     Outstanding amount of Convertible Bonds

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on March 31, 2003	on April 30, 2003

0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000	US$0
1% Convertible Bonds Due 2005	NT$41.3505	US$295,000	US$0
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000
0% Convertible Bonds Due 2008	NT$12.06	US$90,000,000	US$90,000,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of April 2003

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of April 2003.

     The acquisition of assets:

     Fund

			Purchase Price
		Trade Quantity	(Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)

2003/04/01	President James Bond Fund	6,841,442.7	14.6168	100,000,000
2003/04/01	ShinKong Chi-Shin Fund	7,360,084.79	13.5868	100,000,000
2003/04/01	Capital Cash Reserve Fund	9,068,978.7	11.0266	100,000,000
2003/04/01	ABN AMRO Bond Fund	6,993,447.14	14.2991	100,000,000
2003/04/01	Central Diamond Bond Fund	9,211,580.80	10.8559	100,000,000
2003/04/01	TIIM Bond Fund	14.942.210.9990	13.3849	200,000,000
2003/04/03	Central Diamond Bond Fund	9,210,986.87	10.8566	100,000,000
2003/04/03	President James Bond Fund	6,841,115.1	14.6175	100,000,000
2003/04/03	ShinKong Chi-Shin Fund	7,359,651.45	13.5876	100,000,000
2003/04/03	Transcend Fortune Bond Fund	17,369,102.2	11.5147	200,000,000

1-2 Bond: None

     The disposition of assets: None

Macronix International Co., Ltd.
16, Li-Hsin Road, Science-based Industrial Park, Hsin-Chu, Taiwan, R.O.C.
Tel: 886-3-578-6688   Fax: 886-3-563-2888

4/30/2003

MXIC Reports First Quarter 2003 Financial Results

Hsin-Chu, Taiwan, R.O.C. (April 30, 2003) Macronix International Co., Ltd. (TAIEX: 2337; NASDAQ: MXICY) today announced unaudited financial results for the first quarter and financial forecast of 2003 in compliance with Taiwan SFC regulation.

The First Quarter Results

Net sales revenue was NT$3,002 million, down 36% sequentially but up 6% year-over-year. Gross profit was –NT$1,539 million, the negative gross profit was due to a combination of factors, primarily driven by the product mix, and unfavorable capacity utilization. Operating expenses were cut down to NT$1,098 million, a saving of NT$392 million, compared to the previous quarter. Operating income came at –NT$2,637 million; compared to the previous quarter of –NT$1,794 million. Net income was –NT$3,211 million; worse than both –NT$2,024 million in the previous quarter and –NT$2,720 million in the first quarter of 2002. EPS were –NT$0.88; worse than –NT$0.55 in the previous quarter and –NT$0.74 in the first quarter of 2002.

Due to the Seasonal Factor, Most Product Lines Experienced a Weaker Sales Sequentially, But Flash Revenue Increased 112% Year over Year

Net sales of Mask ROM were down 38% sequentially, Mask ROM accounted for 43% of total sales, compared to 45% in 4Q 2002. Flash products accounted for 35% of total sales; compared to 34% in 4Q 2002 and 17% in 1Q 2002. Net sales of Flash products were down 34% sequentially; but up 112% year over year, due to unit shipments increased by 117% year over year. The N-bit 64Mb products marked the fifth quarter consecutively growth and accounted for 15% of Flash sales. System Logic products accounted for 13% of total sales, compared to 16% in 4Q 2002 and 17% in 1Q 2002. Strategic Manufacture Service accounted for 4% of total sales, compared to 2% in 4Q 2002 and 8% in 1Q 2002.

0.18 um advance technology accounted for 29% of total sales

0.18 um advance technology accounted for 29% of total sales, a consecutively sequential growth in comparison with 20% in 4Q 2002, and compared to only 1% in 1Q 2002. Sales of Macronix’s top 10 customers in this quarter accounted for 44% of its total sales. The net sales by customers’ origin were broken down into: 41% to Japan, 40% to Asia, 13% to US and 6% to Europe. Sales to Japanese customers were decreased sequentially by 58%.

Consumer electronics business down 45% sequentially, this was mainly impacted by the seasonal behavior in such segment. Consumer applications accounted for 66% of total sales; compared to 77% in the previous quarter. Computer & peripherals applications accounted for 22% while communications accounted for 12% of total sales.

Liquidity and Recent Highlights

Cash position was NT$6,288 million, excluding restricted deposit of NT$3,043 million as March 31, 2003. Macronix successfully raised US$90 million ECB in first quarter, despite the weak capital market sentiment.

On April 22, 2003, Macronix bought back US$103.8 million ECB which would be matured on May 5, 2003. After this early retirement, Macronix have no further ECBs to be matured on 2003.

Depreciation & Amortization were NT$2,390 million, a slightly increase from the previous quarter of NT$2,224 million and NT$2,131 million of the first quarter 2002. Capital Expenditures were controlled at NT$1,100 million, mainly spending on the advanced process technology equipment. Compared to NT$1,478 million and NT$2,702 million for the previous quarter and first quarter 2002 respectively.

Macronix’s fab capacity utilization rate was at around 49% in 1Q 2003, similar to the 50% in 1Q 2002 representing the company’s commitment in control of inventory level. Net Inventory level was NT$4,705 million as March 31, 2003 down from NT$5,090 million at the year-end of 2002.

The following table a summary of our financial highlights.

				Change	Change
NT$M; except EPS	2003/Q1	2002/Q4	2002/Q1	QoQ	YoY

				Increase	(Decrease)
Net Sales Revenue	3,002	4,673	2,832	(36%)	6%
Gross Profit	(1,539)	(304)	(239)	406%	544%
Gross Margin%	(51%)	(7%)	(8%)
Operating Expenses	(1,098)	(1,490)	(1,278)	(26%)	(14%)
Operating Income (Loss)	(2,637)	(1,794)	(1,517)	47%	74%
Net Non-Operating Loss	(574)	(230)	(1,203)	150%	(52%)
Income (Loss) Before Taxes	(3,211)	(2,024)	(2,720)	59%	18%
Income Taxes	0	0	0
Net Income (Loss)	(3,211)	(2,024)	(2,720)	59%	18%

EPS (NT$)	(0.88)	(0.55)	(0.74)

2002 Forecasts Filed with the Taiwan Securities and Futures Commission

As required by the Taiwan SFC, Macronix has published the following forecasts for the year ended 12/31/2003. The financial forecast was subject to significant risks and uncertainties.

For more financial details please refer to our published unaudited financial statements to be

			Change
NT$M ; except EPS	2003(E)	2002	YoY

Net Sales Revenue	17,408	16,075	8%
Gross Profit	(1,499)	(768)	95%
Operating Expenses	(4,383)	(5,694)	(23%	)
Income Before Taxes	(7,828)	(11,357)	(31%	)
Net Income	(7,828)	(11,357)	(31%	)

EPS(NT$)	(2.11)	(3.10)

released later.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecast”, “estimates” or other words or phrase of similar import. Similarly, such statements describe the Company’s business outlook, recent highlights and the projections of capacity expansions. Although the company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2001 Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission on June 28,2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix

Macronix International Co., Ltd. (NASDAQ: MXICY and TAIEX: 2337) is an independent designer, producer and supplier of nonvolatile memory products such as Mask ROM, EPROM and Flash, and logic and other application-specific integrated circuit products including system-on-a-chip, or SOC, solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to develop silicon chip solutions that meet their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3700 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 information technology companies worldwide. In addition, Macronix’s president, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia. For more information, please visit the company’s web-site, www.macronix.com

Macronix International Co., Ltd. ^^^^^^^^^?^^ Integrated Solutions Provider 2003 Q1 Investor Conference 30 April 2003

Safe Harbor Statement These presentations and discussions contain certain forward-looking statements with respect to the results of operation, financial condition and current expectation. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Information as to those risk factors that could cause actual results to differ materially from those indicated by MXIC's forward-looking statements can be found in MXIC's Annual Report on Form 20F filed with the United States Securities and Exchange Commission on June 28, 2002

Agenda Welcome Miin Wu 1Q'03 Financial Results Paul Yeh Business Update Tom Yiu Remark & 2003 Forecasts Miin Wu

NT$M : except EPS Financial Result-Income Statement

OTHER SOC M.M. EPROM MROM FLASH 2002Q1 46.453 339.323 356.7 166.4 1429.3 494.1 2002Q4 38.359 146.97 708.019 118.546 2082.524 1578.63 2003Q1 33.794 168.826 327.174 114.821 1309.5 1048.776 NT$M 12% 13% 17% 6% 50% 3% 15% 34% 45% 3% 6% 11% 35% 43% 4% Sales Breakdown by Product

Sales Breakdown by Product NT$M OTHER SMS SL EPROM MROM FLASH 2002Q1 46.334 213.397 482.6 166.4 1429.3 494.1 2002Q4 38.358 32.641 779.932 119 2083 1579 2003Q1 28.493 105.936 390.065 114.821 1309.5 1048.776 8% 17% 6% 50% 17% 3% 16% 34% 45% 1% 4% 13% 35% 4% 43%

Quantity Breakdown by Product Excluding wafer-based QTY in SOC&M.M. SOC M.M. EPROM MROM FLASH 2002Q1 2.802 4.9755 6.4954 24.592182 12.8461 2002Q4 1.642 13.18 6.284 36.402 31.772 2003Q1 1.659 2.82 5.977 20.277 27.878 Unit : Million EA 10% 48% 25% 13% 4% 41% 36% 15% 7% 2% 35% 48% 5% 10% 3%

SLC EPROM ROM Flash 2002Q1 7.217 6.49 24.59 12.84616 2002Q4 14.822 6.284 36.4 31.77 2003Q1 4.452 5.977 19.97 27.878 48% 25% 13% 14% 41% 36% 7% 16% 34% 48% 10% 8% Quantity Breakdown by Product Unit : Million EA(Excluding SMS wafer-based QTY) Equivalent 8" WF base for SMS

US Europe Janpan Asia 2002Q1 386 265 1389 793 2002Q4 400.877759 150.354708 2923.167998 1199 2003Q1 384.236 169.128 1236.546 1212.535 28% 14% 9% 49% 26% 63% 9% 3% 40% 41% 13% 6% Sales Breakdown by Customers' Origin NT$M Note : This chart does not reflect the actual shipment destination of Sales .

Sales Breakdown by Technology > 0.4^m 0.32^m 0.25^m 0.18^m 2002Q1 467.6 1191.9 1134.591 38.121 2002Q4 625 1744.034547 1347.488557 956.5 2003Q1 323.776 1050.5 757.3 870.7 NT$M 42% 40% 17% 1% 29% 14% 37% 20% 35% 25% 11% 29%

Commu. Computer Consumer 2002Q1 465.3979 607.25367 1812.940096 2002Q4 442 666 3771 2003Q1 417.454 725.48 2186.8 Sales Breakdown by Application NT$M 21% 63% 16% 77% 9% 14% 66% 12% 22%

8" Equivalent Wafer Out & Utilization Rate 2000Q2 2000Q3 2000Q4 2001Q1 2001Q2 2001Q3 2001Q4 2002Q1 2002Q2 2002Q3 2002Q4 2003Q1% 1.01 1.05 1.05 0.87 0.88 0.76 0.7 0.5 0.64 0.65 0.57 0.49 wf 138040 169518 188574 160919 162014 141187 129544 92453 113754 116602 101785 82554 WF OUTPUT_ PC

Balance Sheet & Cash Flow Highlight Cash is included cash & equivalent cash & short term investment

For more information regarding MXIC www.macronix.com For all inquiries, suggestions, and comments ir@mxic.com.tw Integrated Solutions Provider

Quantity Breakdown by Technology > 0.4^m 0.32^m 0.25^m 0.18^m 2002Q1 11.625 25.768 14.086 0.231 2002Q4 17.993 36.613 21.594 13.079 2003Q1 8.763 28.441 9.765 11.645 50% 27% 22% 0.4% 24% 20% 41% 15% 48% 17% 15% 20% Unit : Million EA(Excluding wafer-based QTY)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 15, 2003	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center